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                           February 7, 2023

       James Galeese
       Chief Financial Officer
       LSI INDUSTRIES INC
       10000 Alliance Road
       Cincinnati, OH 45242

                                                        Re: LSI INDUSTRIES INC
                                                            Form 10-K for the
fiscal year ended June 30, 2022
                                                            Filed September 9,
2022
                                                            File No. 000-13375

       Dear James Galeese:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the fiscal year ended June 30, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 26

   1. We note that you reconcile EBITDA and Adjusted EBITDA to operating income. Please revise your
presentation in future annual and quarterly filings to reconcile these non-
                                                        GAAP measures to net
income, the most directly comparable GAAP measure. Refer to
                                                        Item 10(e)(1)(i)(B) of
Regulations S-K and Question 103.02 of the SEC   s Division of
                                                        Corporation Finance
C&DIs on Non-GAAP Measures. This comment also applies to your earnings releases
furnished on Form 8-K.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 James Galeese
LSI INDUSTRIES INC
February 7, 2023
Page 2

        You may contact Mindy Hooker, Accountant, at (202) 551-3732 or Hugh West, Branch
Chief, at (202) 551-3872 with any questions.



FirstName LastNameJames Galeese                        Sincerely,
Comapany NameLSI INDUSTRIES INC
                                                       Division of Corporation
Finance
February 7, 2023 Page 2                                Office of Manufacturing
FirstName LastName